UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

December 16, 2022

Date of Report: (Date of earliest event reported)

Zenlabs Holdings Inc.

(Exact name of issuer as specified in its charter)

British Columbia	N/A
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

595 Howe Street, Suite 704, Vancouver, BC, Canada V6C 2T5

(Full mailing address of principal executive offices)

(619) 763-4901

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units consisting of one (1) share of subordinate voting stock and one (1) warrant to purchase an additional share of subordinate voting stock at a price of $3.00 per share for three (3)-years

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events

On December 16, 2022, the board of directors of Zenlabs Holdings Inc., a British Columbia corporation (the “Company”), ratified the termination of both of its offerings conducted under Regulation A. The Company had conducted two (2) offerings under Regulation A: one pursuant to that certain offering statement on Form 1-A filed on March 9, 2020, as amended on April 24, 2020 and May 28, 2020, and as supplemented on July 1, 2020 (the “1st Offering”), and the other pursuant to that certain offering statement filed on Form 1-A on September 13, 2021, as supplemented on October 5, 2021 and November 16, 2021 (the “2nd Offering” and, collectively with the 1st Offering, the “Offerings”).

The 1st Offering terminated on September 12, 2021 – one (1) year and ninety (90) days after it was qualified on June 15, 2020. The 2nd Offering terminated on September 23, 2022 – one (1) year after it was qualified on September 24, 2021. The Company has ceased all offers and sales of securities in connection with the Offerings as of September 23, 2022 and the board of directors believes it in the best interest of the Company to file this Current Report on Form 1-U to formally acknowledge the termination of both Offerings. The Company is ineligible to file an Exit Report on Form 1-Z due to having more than 300 shareholders of record; however, this Current Report on Form 1-U contains the information that would otherwise be presented in an Exit Report.

Commission File Number(s): 024-11174 (1st Offering); 024-11635 (2nd Offering)

Date of qualification of the offering statement: June 15, 2020 (1st Offering); September 24, 2021 (2nd Offering)

Date of commencement of the offering: June 15, 2020 (1st Offering); September 24, 2021 (2nd Offering)

Amount of securities qualified to be sold in the offering: 17,000,000 Units consisting of one (1) share of subordinate voting stock and one (1) warrant to purchase an additional share of subordinate voting stock at a price of $3.00 per share for three (3)-years (1st Offering); 4,166,667 Units consisting of one (1) share of subordinate voting stock and one (1) warrant to purchase an additional share of subordinate voting stock at a price of $3.00 per share for three (3)-years (2nd Offering)

Amount of securities sold in the offering: 2,993,675 Units consisting of one (1) share of subordinate voting stock and one (1) warrant to purchase an additional share of subordinate voting stock at a price of $3.00 per share for three (3)-years (both Offering aggregated)

Price per security: $1.20 (both Offerings)

The portion of aggregate sales attributable to securities sold on behalf of the issuer: $3,592,410.00 (both Offerings aggregated)

The portion of aggregate sales attributable to securities sold on behalf of selling securityholders: $0.00 (both Offerings aggregated)

Fees in connection with this offering and names of service providers (both Offerings aggregated):

	Name of Service Provider	Fees
Underwriters:	N/A	$0.00
Sales Commissions:	Dalmore Group, LLC	$31,767.52
Finders’ Fees:	N/A	$0.00
Audit:	Dale Matheson Carr-Hilton Labonte LLP	$49,549.99*
Legal:	Austin Legal Group, APC	$40,000.00
Promoters:	N/A	$0.00
Blue Sky Compliance:	N/A	$0.00

* This represents the amount the Company paid for audits in connection with the offering circulars for both Offerings.

CRD Number of any broker or dealer listed: 136352

Net proceeds to the issuer: $3,471,092.49 (both Offerings aggregated)

Clarification of responses (if necessary): N/A

Title of each class of securities covered by this Form: Units consisting of one (1) share of subordinate voting stock and one (1) warrant to purchase an additional share of subordinate voting stock at a price of $3.00 per share for three (3)-years (both Offerings).

Commission File Number(s): 024-11174 (1st Offering); 024-11635 (2nd Offering)

Approximate number of holders of record as of the certification date: 900 (890 holders of Subordinate Voting Shares and 10 holders of Multiple Voting Shares)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2022

Zenlabs Holdings, Inc.

By:	/s/ Michael Boshart
Name:	Michael Boshart
Title:	Chief Executive Officer